Exhibit 99.2

Purple Biotech Ltd.

Consolidated Unaudited Statements of Financial Position as of:

	March 31	December 31
	2023	2022
	USD thousands	USD thousands
Assets
Cash and cash equivalents	21,883	15,030
Short term deposits	849	16,652
Other investments	386	431
Other current assets	1,292	1,143

Total current assets	24,410	33,256

Non-current assets
Right to use assets	430	467
Fixed assets, net	198	215
Intangible assets	28,044	20,684

Total non – current assets	28,672	21,366

Total assets	53,082	54,622

Liabilities
Lease liability – short term	189	194
Accounts payable	2,451	2,132
Other payables	2,977	4,732

Total current liabilities	5,617	7,058

Non-current liabilities

Lease liability	278	321
Post-employment benefit liabilities	141	145

Total non–current liabilities	419	466

Equity
Share capital, no par value	-	-
Share premium	130,721	126,407
Receipts on account of warrants	28,017	28,017
Capital reserve for share-based payments	10,702	10,164
Capital reserve from transactions with related parties	761	761
Capital reserve from hedging	(7)	(6)
Capital reserve from transactions with non-controlling interest	(859)	(859)
Accumulated loss	(122,451)	(117,573)

Equity attributable to owners of the Company	46,884	46,911
Non-controlling interests	162	187
Total equity	47,046	47,098

Total liabilities and equity	53,082	54,622

Purple Biotech Ltd.

Consolidated Unaudited Statement of Operations for the three months ended

	March 31	March 31
	2023	2022
	USD thousands	USD thousands

Research and development expenses	3,498	5,952
Sales, general and administrative expenses	1,624	1,379

Operating loss	5,122	7,331

Finance expenses	59	41
Finance income	(278)	(56)

Finance income, net	(219)	(15)

Loss for the period	4,903	7,316

Other Comprehensive Loss:
Items that will be transferred to profit or loss:
Loss from cash flow hedges	(1)	-

Total comprehensive loss for the period	4,902	-

Loss attributable to:
Owners of the Company	4,878	7,297
Non-controlling interests	25	19
	4,903	7,316

Total comprehensive loss attributable to
Owners of the Company	4,877	-
Non-controlling interests	25	-
	4,902	-

Loss per share data

Basic and diluted loss per ADS – USD	0.25	0.41

Number of ADSs used in calculating basic and diluted loss per ADS	19,838,608	17,812,673

Reconciliation of Adjusted Operating Loss for the three months ended

	March 31	March 31
	2023	2022
	USD thousands	USD thousands
Operating loss for the period	5,122	7,331
Less ESOP expenses	(752)	(309)

	4,370	7,022

Reconciliation of Adjusted Net Loss for the three months ended

	March 31	March 31
	2023	2022
	USD thousands	USD thousands
Net loss for the period	4,903	7,316
Less ESOP expenses	(752)	(309)

	4,151	7,007

Consolidated Unaudited Statements of Cash Flow

	For the three months ended
	March 31,
	2023	2022
	USD thousands	USD thousands

Cash flows from operating activities:
Loss for the period	(4,903)	(7,316)

Adjustments:
Depreciation	46	51
Finance income, net	(219)	(15)
Share-based payments	752	309

	(4,324)	(6,971)

Changes in assets and liabilities:
Changes in other investments and other current assets	(329)	(1,134)
Changes in accounts payable	250	173
Changes in other payables	(1,500)	2,732
Changes in post-employment benefit liabilities	(161)	-

	(1,740)	1,771

Net cash used in operating activities	(6,064)	(5,200)

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	(3,549)	-
Acquisition of intangible asset	-	(203)
Decrease in short term deposits	15,803	20,300
Increase in long term deposits	-	(2,500)
Interest received	352	133
Acquisition of fixed assets	(3)	(14)

Net cash provided by investing activities	12,603	17,716

Cash flows from financing activities:
Proceeds from issuance of ADSs	395	230
ADS issuance expenses paid	(75)	(9)
Repayment of lease liability	(42)	(42)
Interest paid	(14)	(17)

Net cash provided by financing activities	264	162

	For the three months ended
	March 31,
	2023	2022
	USD thousands	USD thousands
Net increase in cash and cash equivalents	6,803	12,678
Cash and cash equivalents at the beginning of the period	15,030	10,890
Effect of translation adjustments on cash and equivalents	50	(31)

Cash and cash equivalents at end of the period	21,883	23,537

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